CenterPoint M&A Advisors, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

for the fiscal year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67231

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CenterPoint M&A Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

21550 Oxnard Street #960

(No. and Street)

Woodland Hills	**CA**	**91367**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Harold Christopher Bandouveris	**(818) 593-7907**	chris@centerpnt.com
(Name)	(Area Code — Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. Suite 406	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Harold Christopher Bandouveris_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _CenterPoint M&A Advisors, Inc._ , as of _12/31_ , 2 _025_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:

CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.1Sc3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.1Sc3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of CenterPoint M&A Advisors, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of CenterPoint M&A Advisors, Inc. as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of CenterPoint M&A Advisors, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CenterPoint M&A Advisors, Inc.'s management. My responsibility is to express an opinion on CenterPoint M&A Advisors, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to CenterPoint M&A Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the CenterPoint M&A Advisors, Inc.'s financial statements. The Supplemental Information is the responsibility of the CenterPoint M&A Advisors, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as CenterPoint M&A Advisors, Inc.'s auditor since 2015.

Tarzana, California

February 17, 2026

CENTERPOINT M&A ADVISORS, INC

Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	538,068
Right of Use Asset/Office Lease		118,826
Other assets		4,694
Total assets	$	661,588

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accrued Expenses		2,500
Accounts Payable		17,386
Income Tax Payable		24,000
Lease Liability		119,537
Total liabilities	$	163,423

STOCKHOLDERS' EQUITY:

Common stock, $1 par value 2,000 shares authorized		
2,000 shares issued, and outstanding	$	2,000
Additional paid in capital		48,000
Retained earnings		448,165
Total stockholders' equity	$	498,165
Total liabilities and stockholders' equity	$	661,588


CenterPoint M&A Advisors, Inc.
Statement of Income
For the Year Ended December 31, 2025


Revenues

Advisory fees	$ 2,445,413
Interest income	437
Total revenues	2,445,850

Expenses

Employee compensation and benefits	651,655
Occupancy expense	46,717
Professional fees	45,596
Communications	11,319
Other operating expenses	83,760
Total expenses	839,047
Net income (loss) before income tax provision	1,606,803
Income tax provision	168,716
Net income (loss)	$ 1,438,087


The accompanying notes are an integral part of these financial statements.



CenterPoint M&A Advisors, Inc.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2025


	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2024	$ 2,000	$ 48,000	$ 317,078	$ 367,078
Capital Distributions			(1,307,000)	$ (1,307,000)
Net income (loss)	-	-	1,438,087	1,438,087
Balance at December 31, 2025	$ 2,000	$ 48,000	$ 448,165	$ 498,165

The accompanying notes are an integral part of these financial statements.

CenterPoint M&A Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flow from operating activities:

Net Income (loss)		$ 1,438,087
Adjustments to reconcile net income (loss) to net		
cash provided by (used in) operating activities:		
Interest Accretion	(402)	
(Increase) decrease in assets:		
Prepaid Expense	(1,377)	
Other Assets	0	
Increase (decrease) in liabilities		
Accounts Payable	(326)	
Income Taxes Payable	24,000	
Total Adjustments		21,895
Net cash provided by (used in) operating activities		1,459,982
Investing Activities		
Receivable from FTB	33,031	
Net Cash provided by Investing Activities		33,031
Financing Activities		
Capital Distributions	(1,307,000)	
Net Cash provided by Financing Activities		(1,307,000)
Net increase (decrease) in cash		186,013
Cash at beginning of year		352,055
Cash at end of year		$ 538,068

Supplemental disclosure of cash flow information:

Cash paid during the year for:

  Interest

  Income taxes $ 144,000.00

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

CenterPoint M&A Advisors, Inc. (the "Company") was incorporated in the State of California on January 20, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including a) Private placements of securities on a best efforts basis only, b) merger and acquisition, and c) other corporate finance advisory services.

Under its membership agreement with FINRA Rule, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is "non-covered" from Rule 15c3-3 pursuant to Footnote 74 to SEC Release 34-70073 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

ASC 606 REVENUE RECOGNITION

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, the Company has no further continuing obligations, and collection is reasonably assured.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investments banking fees, M&A advisory fees.

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts

of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

Segment Reporting – The Company is engaged in a single line of business as a securities broker/dealer, which is comprised of one class of service. The Company has identified its CEO as the chief operating decision maker (CODM), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company.

Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decision while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The Accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Note 2: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. Income tax expense for the year ended December 31, 2025 was $168,716, of which $167,000 is pass-through entity tax and $1,176 is state income tax.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable

jurisdiction for years ending December 31, 2022, 2023 and 2024. As of December 31, 2025, the taxing agencies have not proposed any adjustment to the Company's tax position.

Note 3: RETIREMENT PLANS

Profit sharing plan - The Company sponsors a 401(k) profit sharing pension plan covering substantially all of its employees. All employees with at least one year of continuous service and who have reached the age of 21 are eligible for the plan. In accordance with the plan, the Company contributes a matching contribution equal to a percentage of the participant's elective deferrals. In addition, the Company may contribute an additional amount to each participant's account. The matching contribution and the additional contributions are at the discretion of the Company's management and are determined on an annual basis. Total profit sharing contribution for the year ended December 31, 2025 was $93,000.

Note 4: COMMITMENTS AND CONTINGENCIES

Commitments

The Company entered into a lease agreement for office space under a non-cancellable lease on December 31, 2003. An eighth amendment commenced to that lease on November 1, 2025 and expires on December 31, 2028.

Rent expense for the year ending December 31 2025 was $44,024.

Future annual minimum annual payments are as follows: For years ending:
December 31, 2026 $43,587 December 31, 2027 $45,771 December 31, 2028 $46,337

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-of-use asset for all leases at the commencement date, with the exception of short-term leases.. The remaining right of use asset balance at December 31, 2025 is $118,826.

The Company's lease agreement for office space is in the name of its two shareholders and the Company, and is guaranteed by both shareholders.

The Company was not subject to or in involved in any legal or litigation matters during the fiscal year or at year-end December 31, 2025.

Note 6: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements as of February 17, 2026. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $478,471 which was $473,471 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $163,423 to net capital was 0.09 to 1, which is less than the 15 to 1 maximum allowed.

Note 8: CONCENTRATION OF CREDIT RISK

The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments. For the year ended December 31, 2025, 97% of fee income was earned from three clients.

CenterPoint M&A Advisors, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2025

Computation of net capital

Total stockholders' equity		$ 498,165
Less: Non-allowable assets		
Prepaid expense	3,391	
Accts Receivable	-	
Deposits	1,303	
Property, plant & equipment	-	
Total non-allowable assets		4,694
Net Capital before haircuts		493,471
Less: Haircuts on securities		
Haircut on Fidelity Bond	(15,000)	
Total haircuts on securities		(15,000)
Net Capital		478,471

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 44,598	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 473,471
Ratio of aggregate indebtedness to net capital	0.09 : 1	
Net Capital as submitted on the Dececmeber 31 unaudited FOCUS Report		$478,471
Reconciliation		
Net Capital as as presented above		478,471

See independent auditor's report

CenterPoint M&A Advisors, Inc.
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2025

The Company has no reserve deposit obligations under SEC 15c3-3(e) because is is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule.

CenterPoint M&A Advisors, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2025

The Company has no possession or control obligations 15c3-3(b) because is is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the rule.

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 406, Tarzana, CA 91356 · Tel. (818) 636-5660

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Centerpoint M&A Advisors, Inc.
Woodland Hills, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Centerpoint M&A Advisors, Inc., stated that Centerpoint M&A Advisors, Inc.'s, business activities are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with Rule 15c2-4 and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company) (2) did not carry of or for customers; and (3) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception and that Centerpoint M&A Advisors, Inc. is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on July 1, 2020. Centerpoint M&A Advisors, Inc. also stated that it had maintained compliance with the above declaration throughout the most recent year ended December 31, 2024, without exception. Centerpoint M&A Advisors, Inc.'s management, is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Centerpoint M&A Advisors, Inc.'s declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 17, 2026

CenterPoint M&A Advisors, Inc.
Exemption Report

CenterPoint M&A Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to bemade by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states thefollowing:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively t●: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, or referring securities transactions to other broker-dealers, and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent year without exception.

CenterPoint M&A Advisors, Inc.

By: _Harold C. Budoin_

Title: CEO